December 17, 2009

Via EDGAR, Facsimile and Overnight Delivery

Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:              Kathleen Collins, Accounting Branch Chief

Jason Niethamer, Division of Corporation Finance

Re:          Vital Images, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008 Filed on March 16, 2009

File No. 000-22229

Dear Ms. Collins and Mr. Niethamer:

This letter is being furnished in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 3, 2009 to Vital Images, Inc. (the “Company”).  In this letter, we have recited the comments from the staff in bold type and have followed each comment with the Company’s response.  If you have any questions regarding the request, please contact Peter J. Goepfrich at the Company at the following: via telephone (952) 487-9500; via fax (952) 487-9530.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1.    Business

General

1.     We note your response to prior comment 2; however, we are unable to concur with your assertion that the material terms of the Marketing and Distribution Agreement and the Development Agreement with Toshiba—agreements on which the company depends for a material portion of its revenues—need not be described in the business section.  On the contrary, we view a discussion of the material terms of the agreements on which the company is substantially dependent to be necessary to an understanding of the contractual relationship between the company and Toshiba, as required by Item 101(c)(1)(vii) of Regulation S-K.  Thus it is appropriate to disclose, consistent with your response to our comment, that the Marketing and Distribution Agreement ensures a minimum amount of purchases to the company from Toshiba but that these minimum purchase obligations have not been triggered to date and you do not expect these provisions to be triggered in the future.  Similarly, a discussion of the material terms regarding the funding of a portion of your technology development costs under the Technology Development Agreement is also warranted.  Please also disclose the termination date of the Development Agreement.

The Marketing and Distribution Agreement, which was entered into by the Company and Toshiba on November 21, 2008, is a typical reseller or distributor agreement, under which Toshiba resells our imaging products in connection with its sales of its own scanner equipment.  The Company has operated under similar reseller agreements with Toshiba since 2001.  Under the Marketing and Distribution Agreement, Toshiba markets and resells the Company’s products to its customers.  The Company’s sales team may provide assistance to Toshiba in its sales efforts, in a similar manner to how the Company’s sales team provides assistance to its other resellers, and the Company provides back-up technical support for problems that Toshiba cannot resolve.  The Marketing and Distribution Agreement ensures a minimum amount of purchases to the Company from Toshiba.  Because purchases from Toshiba have exceeded their commitments, these minimum purchase obligations have not been triggered to date, nor do we have reason to expect these provisions to be triggered in the future.  The Company discloses in each of its Quarterly Reports on Form 10-Q and its Annual Report on Form 10-K the amount of revenue by type generated through its relationship with Toshiba during the relevant time period.  License revenue generated through its relationship with Toshiba during the years ended December 31, 2008, 2007 and 2006  was $23.3 million, $22.1 million, and $20.4 million, respectively, and during the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 was $4.6 million, $4.2 million, and $4.7 million, respectively.

The Technology Development Agreement, which became effective on January 8, 2009, calls for development of software or clinical applications by the Company under Product Development Plans, as such term is defined in the Technology Development Agreement.  Each Product Development Plan is separately entered into between Toshiba and the Company and discusses the key features of the project, including the product to be developed, development milestones, and the amount and timing of funding to be provided by Toshiba for the development effort.  Upon completion of the project, the Company can sell the product that is developed both through Toshiba and, after a 180-day exclusivity period, through its direct sales force, although the exclusivity period may be waived for certain projects.  The Company dedicates a specific number of its personnel exclusively to each project that is funded by Toshiba.  The Technology Development Agreement currently will terminate on the later of December 31, 2009 or six (6) months following the end of all active Product Development Plans, although it may renew upon the written agreement of the company and Toshiba.  If at any time no projects are ongoing during the term of the Technology Development Agreement, Toshiba will continue to provide funding to the Company at the rates set forth in the Agreement for up to six (6) months for any company personnel who are assigned to and actively engaged on projects related to errors reported in any project software that was previously released.  In addition, Toshiba will also continue to provide funding for the dedicated project personnel for up to six (6) months during the term, if no project is ongoing, or for up to six (6) months after the term, to assist the Company to cover reallocation and/or termination costs.  Because funding received by the Company under the Technology Development Agreement is accounted for as an offset to research and development expense, and thus affects the Company’s statement of operations, the Company discloses in each of its Quarterly Reports on Form 10-Q the amount of funding received under the Technology Development Agreement during that quarter.  Funding under the Technology Development Agreement began in the first quarter of 2009.  The Company recognized a credit to research and development expenses of $243,000, $262,000, and $263,000 under the Technology Development Agreement during the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009, respectively.

In response to the Staff’s comment, the Company will enhance its description of both agreements to include the above information in the business section of its future filings.

Item 8.  Financial Statements and Supplementary Data

Revenue Recognition, page 48

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2.     We note your response to prior comment number 5.  Please tell us more about the subscription licenses.  Describe the nature of the subscription licenses, the services you provide under these licenses, and the respective periods underlying the licenses.  Refer to the respective authoritative guidance to support your accounting.  As part of your response, tell us more about your income statement allocation methodology for these arrangements.

The following is a revised response to comment number 5 to incorporate the Company’s response to the Staff’s comment above.

The Company introduced a subscription license during 2008 and sold its first subscription license in mid-2009.  Because no subscription revenue was recognized during 2008, the Company did not update its revenue recognition policy for subscription licenses in its 2008 financial statements.  While subscription revenue will be immaterial (less than $50,000 in revenue) in 2009, the Company will update its revenue recognition policy in its Form 10-K for the Fiscal Year Ended December 31, 2009 to reflect the Company’s accounting for subscription arrangements.

Customers may license the Company’s software solutions through a perpetual or term (subscription) license.  Please note that subscription license arrangements are not hosted arrangements.  Services provided under perpetual and subscription licenses are identical, and include customer education, installation and consulting services.  Subscription periods typically range from one to five years and the total subscription fee covers the license, maintenance and service, and hardware.  Payment terms are straight line over the subscription period and payments are due either monthly, quarterly or annually over the subscription period.

Revenue from subscription arrangements is recognized ratably over the subscription period in accordance with ASC 985-605-25-10.c.  Revenue from subscription arrangements is allocated to license revenue, maintenance and service revenue, and hardware revenue in a manner consistent with the residual method for perpetual licenses provided under ASC 985-605-25-10.e and ASC 985-605-25-11.  This treatment is consistent with “Remarks before the 2007 AICPA National Conference on Current SEC and PCAOB Developments” by Mark Barrysmith, Professional Accounting Fellow, Office of the Chief Accountant, U.S. Securities and Exchange Commission on December 10, 2007.

The following is the Company’s disclosure regarding subscription arrangements that will be added to its revenue recognition policy:

“Subscription Arrangements – revenue from subscription arrangements is recognized ratably over the subscription period.  Revenue from subscription arrangements is allocated to license revenue, maintenance and service revenue, and hardware revenue in a manner consistent with the allocation of revenue under the residual method for the same elements in non-subscription transactions.”

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In connection with the Company’s response, the Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions in connection with this letter, please feel free to contact me.

Sincerely,

Peter J. Goepfrich

Chief Financial Officer

cc:           Michael H. Carrel, President and Chief Executive Officer, Vital Images, Inc.

Sven A. Wehrwein, Chair of Audit Committee, Vital Images, Inc.

W. Morgan Burns, Faegre & Benson LLP

Thomas E. Linder, PricewaterhouseCoopers LLP

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